SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated December 15, 2017.

TRANSLATION

Buenos Aires, December 15, 2017

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: YPF S.A. – Announcement of Payment of Dividends

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the Merval Listing Regulations.

In that connection, and continuing with previous communications dated June 8 and 29 and July 10 of the current year, we inform you that, at its meeting on December 14, 2017, the Board of Directors of YPF S.A. resolved, pursuant to the powers granted by the General Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2017, to approve the payment of a dividend in cash of Ps.1.82 (one peso and eighty-two cents) per share, without distinction among share classes. Such dividend shall be made available to all shareholders on December 27, 2017 – who were holders of record at the close of the registry on July 6, 2017 – or on any subsequent date due to the application of the rules governing the jurisdictions where the Company’s shares are listed. The exchange rate to be used for payment of the ADRs will be that of the United States dollar in the open exchange market-selling rate-at the close of the business date prior to the date the dividends will be made available in the Republic of Argentina.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 15, 2017	By:	/s/ Diego Celaá
Name: Diego Celaá
Title: Market Relations Officer